Mail Stop 3561

May 4, 2006

BY U.S. Mail and Facsimile [(703) 256 - 2430]

Ms. Cheryl A. Dragoo
 Chief Financial Officer
BOWL AMERICA INCORPORATED
6446 Edsall Road
Alexandria, Virginia 22312

      Re: Bowl America Incorporated
             Form 10-K for Fiscal Year Ended July 3, 2005
             File No. 1-07829

Dear Ms. Dragoo:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Accounting Branch Chief